Exhibit 99.6

PRESS RELEASE

United States: TotalEnergies reaches Final Investment Decision with its Partners on Rio Grande LNG Train 4, with a 10% Direct
Participating Interest and 1.5 MT LNG offtake

Paris, September 10, 2025 – TotalEnergies has signed agreements with NextDecade to take a 10% stake in the joint venture developing Train 4 of Rio Grande LNG (RGLNG), a liquefied natural gas (LNG) plant project located in South Texas. In addition to the 10% held directly, TotalEnergies will hold indirectly next to 7% in this Train 4 as a 17.1% shareholder of NextDecade.

At the same time, TotalEnergies, NextDecade (40%), and their partners Global Infrastructure Partners (GIP, 36.9%), GIC (7.9%), and Mubadala (5.2%) made the Final Investment Decision (FID) for the development of Train 4.

This fourth train, which has a capacity of approximately 6 million tons per annum (Mtpa), will bring the plant’s total capacity to approximately 24 Mtpa when it comes online in 2030. The project’s overall cost will be financed with approximately 40% equity and 60% debt.

“We are very pleased with the FID of RGLNG Train 4. This project from which we will offtake 1.5 Mtpa strengthens our LNG export capacity from the United States,” said Stéphane Michel, President of Gas, Renewables & Power at TotalEnergies. “It gives TotalEnergies access to competitive LNG thanks to its low production costs. The LNG from this fourth train will increase TotalEnergies’ U.S. LNG export capacity to over 16 Mtpa by 2030, further enhancing our ability to contribute to gas supply and building on our 10% market share worldwide.”

“We are pleased to have TotalEnergies, our largest LNG customer and equity partner for Phase 1 of Rio Grande LNG, extend their commitment to our project through Train 4,” said Matt Schatzman, NextDecade Chairman and Chief Executive Officer. “LNG exported by TotalEnergies from our project will provide affordable, reliable, and secure energy to customers around the world.”

TotalEnergies previously signed a Sales and Purchase Agreement (SPA) with NextDecade to offtake 1.5 Mtpa for 20 years of liquefied natural gas from the future Train 4. TotalEnergies currently holds a 16.7% interest in Phase 1 of Rio Grande LNG and will offtake 5.4 Mtpa. Phase 1 includes three liquefaction trains under construction in South Texas and is expected to start operations in 2027. TotalEnergies also holds a 17.1% stake in NextDecade, Rio Grande LNG’s shareholder and operator.

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TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 40 Mt/y in 2024 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).